UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                      HOLIDAY RV SUPERSTORES, INCORPORATED
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                    434902102
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                                 (CUSIP Number)

                            Theodore R. Maloney, Esq.
                               Nida & Maloney, LLP
                               800 Anacapa Street
                             Santa Barbara, CA 93101
                                 (805) 568-1151
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e)(f) or (g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss. 240.13d-7 for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   SCHEDULE 13D
CUSIP NO. 434902102                                                 Page 2 of 4
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1.   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Recreational Holdings, Inc.
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                         7      SOLE VOTING POWER
   NUMBER OF
                                4,418,644
    SHARES               -------------------------------------------------------
                         8      SHARED VOTING POWER
 BENEFICIALLY
                                0
  OWNED BY               -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
    EACH
                                4,418,644
 REPORTING               -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON  WITH
                                0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,418,644
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   58%

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14.  TYPE OF REPORTING PERSON*   CO

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
                                                                   SCHEDULE 13D
CUSIP NO. 434902102                                                 Page 3 of 4
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See items 11-13 on the cover page to this Schedule 13D.

         (b)      See items 7-10 on the cover page to this Schedule 13D.

         (c)

                     Shares Purchased          Exercise Price          Transaction Date
                  -----------------------   ---------------------   -----------------------
                          10/12/00                  $4.1563                    2,000
                          10/16/00                    $4.00                    1,000
                          10/17/00                   $3.877                    6,100
                          10/24/00                  $3.8758                   15,600
                          10/31/00                  $4.1536                    8,300
                          11/01/00                  $4.2359                    7,100
                          11/09/00                  $4.0313                    1,200
                          11/10/00                  $4.2206                    8,500
                          11/13/00                  $4.2666                      100
                          11/14/00                    $4.32                    1,000
                          11/15/00                  $4.2141                   10,000
                          11/16/00                  $4.0887                   15,500
                          11/17/00                  $4.1944                    4,500
                          11/21/00                  $4.0074                   10,200
                          11/24/00                  $4.2666                      100
                          11/28/00                   $4.125                   10,000
                          11/29/00                  $3.9688                    2,400
                          11/30/00                  $4.1255                   63,200
                              Sub-total                                      166,800
                Shares Previously Owned                                    4,251,844
                             TOTAL                                         4,418,644

         (d)      Not applicable.

         (e)      Not applicable.

                                                                   SCHEDULE 13D
CUSIP NO. 434902102                                                 Page 4 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RECREATIONAL HOLDINGS, INC.,
                                          a Florida corporation

December 31, 2000                       By:     /s/ Michael S. Riley
                                           ------------------------------------
                                            Michael S. Riley, Chairman